Exhibit 99.1

FOR IMMEDIATE RELEASE

Gregory M. Shepard Voluntarily Withdraws Form A Applications –

Blasts Donegal Group’s Board and CEO Don Nikolaus

Bradenton, Florida, February 17, 2014 (NASDAQ: “DGICA” and “DGICB”) – Mr. Shepard announced today that he is voluntarily withdrawing his Form A applications to increase his holdings in Donegal Group Inc. (“Donegal”), as filed with the insurance departments of Pennsylvania, Iowa, Virginia, Wisconsin, Michigan, and Maryland. Mr. Shepard stated: “The focus of the insurance departments is to have people and entities in control positions who are committed to increasing surplus and protecting policyholders. My focus is rather on shareholder value, although I believe that an increase in shareholder value leads to a stronger company and greater protection for the policyholders.” Mr. Shepard thanks the insurance departments for their time, attention, and professionalism.

Mr. Shepard continued: “I want Donegal and its shareholders to know that I am not going away. I will continue to fight for shareholder value and to call out, in my opinion, the egregious compensation and stock option grants, and overall lack of performance, of Don Nikolaus, Donegal’s CEO and Chairman, who is also the CEO and Chairman of Donegal’s parent, Donegal Mutual Insurance Company, which owns approximately 66% of Donegal’s voting power, according to Donegal’s 10-Q filed on November 7, 2013.”

“My intent now is to hold discussions with property and casualty mutual insurance companies, professional activists, hedge funds, and others to determine ways to persuade Nikolaus’ cronies on the Donegal Board of Directors to do the right thing and maximize value for the shareholders, not just for Don Nikolaus and other insiders. In my opinion, Donegal’s Board of Directors has failed miserably to meet its fiduciary duties and is one of the worst Boards in corporate America. I intend to hold them to account.”

Mr. Shepard notes that the closing price of Donegal’s Class A stock was $18.84 on February 13, 2007, while seven years later the closing price for the Class A stock was $14.78 on February 13, 2014. This represents a decline of approximately 21.5% over a seven-year period. There are 20,681,588 Class A shares outstanding and 5,576,775 Class B shares outstanding as of November 1, 2013, according to Donegal’s 10-Q filed on November 7, 2013. Mr. Shepard also notes that Donegal’s Compensation Committee granted an additional 175,000 Class A stock options to Don Nikolaus, according to Nikolaus’ Form 4 filed with the SEC on December 23, 2013, apparently as his reward for Donegal’s miserable stock price performance.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Donegal. In addition, this press release is not intended to, and does not, constitute (1) a solicitation of a proxy, consent, or authorization for or with respect to the annual meeting or any special meeting of Donegal’s shareholders, or (2) a solicitation of a consent or authorization in the absence of any such meeting.